

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

William Hunter
President and Chief Executive Officer
AMCI Acquisition Corp.
1501 Ligonier Street, Suite 370
Latrobe, PA 15650

> **Re: AMCI Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 31, 2020**
> **File No. 333-250946**

Dear Mr. Hunter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2020 letter.

Form S-4/A filed December 31, 2020

What interests do AMCI's current officers and directors have in the Business Combination?, page 10

1. We note your response to comment 3 of our prior letter, and reissue our comment. Please revise to include the aggregate value of the Founder Shares and Sponsor's warrants.

Background of the Business Combination, page 80

2. Please update to reflect the amendment to the merger agreement entered into on December 31, 2020.

William Hunter
AMCI Acquisition Corp.
January 12, 2021
Page 2

Tax consequences of the merger to the holders of Advent stock, page 91

3.   Your disclosure indicates that the parties intend for the merger and related transactions to
        be tax free either under Section 368(a) or Section 351 of the Internal Revenue Code.
        Please revise your disclosures here to more clearly state counsel's tax opinion on whether
        the transaction will qualify as a reorganization. Also, state in your disclosure here that the
        discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax
        consequences of the transaction, it is permissible for the tax opinion to use "should" rather
        than "will," but counsel providing the opinion must explain why it cannot give a "will"
        opinion and describe the degree of uncertainty in the opinion. Please refer to Sections
        III.B and C of Staff Legal Bulletin 19. Please update your exhibit index to include
        your tax opinion.

Legal Proceedings, page 105

4.   For your disclosed legal proceeding, please provide the information required by Item 103
        of Regulation S-K, such as the name of the court in which the proceeding is pending, the
        date instituted, the principal parties thereto, and the amount of relief sought.

Exclusive forum for certain lawsuits, page 140

5.   We note your response to comment 7 in our prior letter. Please ensure that your
        disclosure accurately reflects the scope of Article VIII of your amended and restated
        certificate of incorporation.

Executive Compensation of Advent, page 159

6.   Please update to include compensation for fiscal year ended December 31, 2020.

AMCi Acquisition Corp Unaudited Financial Statements
Note 9-Subsequent Events, page F-33

7.   We note your disclosure that on December 17, 2020, a purported shareholder class action
        complaint was filed against the company, alleging that the proposed Business
        Combination with Avent is both procedurally and substantively unfair. The complaint
        does not provide detail as to how the proposed Business Combination is unfair, either
        procedurally or substantively, and the company believes it has no merit. Please note that
        in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because
        one or both of the conditions are not met, or an exposure to loss exists in excess of the
        amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the
        contingency shall be made when there is at least a reasonable possibility that a loss or an
        additional loss may have been incurred. The disclosure shall indicate the nature of the
        contingency and shall give an estimate of the possible loss or range of loss or state that
        such an estimate cannot be made. Please revise your disclosure in future amendments to
        provide all information pursuant to ASC 450.

You may contact Effie Simpson, Staff Accountant at (202) 551-3346 or Melissa Raminpour, Accounting Branch Chief at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey Rubin